[Bridgewater Bancshares, Inc. Letterhead]

March 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:      David Gessert

Re:	Bridgewater Bancshares, Inc.
Request for Acceleration of Effectiveness of Form S-1
SEC File No. 333-223079 (“Registration Statement”)

Dear Mr. Gessert:

On behalf of Bridgewater Bancshares, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will become effective at 3:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Tuesday March 13, 2018.

Feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

Bridgewater Bancshares, Inc.

/s/ Jerry Baack
Jerry Baack
Chairman, Chief Executive Officer and President